April 26, 2005


VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Filing Desk
            Larry Spirgel, Assistant Director


          Re:  eLEC Communications Corp.

               Form 10-KSB/A for the fiscal year
               ended November 30, 2004

               Amendment No. 1 to Registration
               Statement on Form SB-2, File No. 333-123696
               -------------------------------------------


Ladies and Gentlemen:

     On behalf of eLEC Communications Corp., a corporation organized under the laws of the State of New York (the "Company"), and in connection with the Company's Annual Report on Form 10-KSB for the fiscal year ended November 30, 2004 (the "Annual Report") and the registration of the Company's Common Stock, par value $0.10 per share, we hereby file by EDGAR transmission (i) a copy of the Company's Form 10-KSB/A for the fiscal year ended November 30, 2004 and (ii) a copy of Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form SB-2 (Reg. No. 333-123696) (the "Registration Statement"). Amendment No. 1 updates the Registration Statement to include the signature of the Company's principal accounting officer.

     This letter contains our responses to the Staff letter dated April 7, 2005 furnishing the comments of the Securities and Exchange Commission (the "Commission") on the Annual Report and the Registration Statement. The numbered responses below correspond to the numbered paragraphs of such comment letter. For the convenience of the Staff, we have set forth on Annex A to this letter


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Securities and Exchange
Commission
April 26, 2005
Page 2

the text of Item 8A of the Annual Report, as amended by the Form 10-KSB/A filed herewith, and have marked such text to reflect all changes made to Item 8A of the Annual Report as originally filed. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Annual Report.

                                    Responses
                                    ---------

     1. The requested disclosure required by Item 307 of Regulation S-B has been made.

     2. The disclosure regarding the Company's lack of segregation of duties and absence of documented controls has been amended to indicate that these issues were identified in connection with the Company's year ended November 30, 2004 audit. Language has been added to disclose that management believes the lack of segregation of duties amounts to a material weakness in the Company's internal control over financial reporting. Additional language has been added to disclose that the Company's failure to document controls and to remit state and local telecom taxes in a timely manner in the aggregate amounted to a significant deficiency in its internal control over financial reporting. As these issues were identified in connection with the Company's year end November 30, 2004 audit, the Company did not attempt to remedy these problems during fiscal 2004. We have been advised by the Company that it will update the disclosure regarding its remediation efforts in its future periodic reports under the Securities Exchange At of 1934.

     3. Language has been added to disclose that the Company's deficiencies with its internal controls related to the preparation of tax returns and remitting telecom taxes amounted in the aggregate to a significant deficiency in its internal control over financial reporting. The changes made by the Company to its internal control over financial reporting to correct the overstatement of telecom taxes payable were reflected in the Company's Quarterly Report on Form 10-QSB for the period ending February 28, 2005, which was filed with the Commission on April 19, 2005.

     4. The Company is not aware of, nor has it identified, any deficiencies or issues with its internal controls that are not disclosed in the Annual Report, as amended. As a result, the Company has deleted from the last sentence of the third paragraph under this Item the words "these deficiencies and issues include, but are not limited to." The Company believes no additional disclosure is required in response to this comment.

     5. Amendment No. 1 to the Registration Statement filed herewith includes the signature of the Company's principal accounting officer.

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Securities and Exchange
Commission
April 26, 2005
Page 2

     The Company believes it has fully responded to the comments of the Commission, and the Company requests that the review of Amendment No. 1 be handled on an expedited basis. If the Commission has any questions or further comments with respect to the Annual Report or the Registration Statement, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable as the Company would like to have a Registration Statement declared effective by the Commission during the week of April 18, 2004. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company's responses) in advance of any written response of the Commission.

                                                              Very truly yours,


                                                              /s/Eric M. Hellige
                                                              ------------------
                                                              Eric M. Hellige


cc:  Paul H. Riss
     Nussbaum Yates & Wolpow, P.C.

                                                                         ANNEX A

Item 8A. Controls and Procedures.



     (a) Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer/chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Report. Based on such evaluation, our chief executive officer/chief financial officer has concluded that, as of the end of such period, except as set forth in paragraph (b) below, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.



     (b) Internal Control Over Financial Reporting. There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In connection with our year-end November 30, 2004 audit, our management became aware of a lack of segregation of duties within our accounting and administrative departments due to the small number of employees performing our financial and administrative functions. Management believes the lack of segregation of duties, in the aggregate, amounts to a material weakness in our internal control over financial reporting. We will continue to evaluate the employees involved, the additional control procedures in place to help compensate for the lack of segregation of duties, the risks associated with such lack of segregation and whether the potential benefits of adding employees to clearly segregate duties justifies the expense associated with such increases.



     We are also evaluating our internal controls systems so that when we are required to do so, our management will be able to report on, and our independent auditors to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We will be performing the system and process evaluation and testing (and any necessary remediation) required in an effort to comply with the management certification and auditor attestation requirements of
Section 404 of the Sarbanes-Oxley Act. In connection with our year-end November 30, 2004 audit, we have identified the following control deficiencies and issues with our internal controls over financial reporting that we believe amount in the aggregate to a significant deficiency in our internal controls over financial reporting:



     o We are aware that many of the internals controls that are in place are undocumented controls. Although we have documented many of our systems and processes, we will need to expend a substantial amount of time to obtain the full documentation required to be in compliance with
          Section 404 of the Sarbanes-Oxley Act of 2002.


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     o    After the end of our fiscal year, when we were preparing state tax returns for telecommunication taxes, we identified that we had been overstating telecom taxes payable for certain taxes that were paid by us directly to our carrier instead of being paid directly to the taxing authorities. We have adjusted our controls to mitigate this type of event from occurring in future periods.


          Due to the voluminous nature of state and local telecom taxes and the small quantity of taxes payable to certain municipalities, we do not remit all our telecom taxes in a timely manner. Certain taxes that we should be remitting on a monthly basis, we remit quarterly or semi-annually because many of the checks and returns that we are processing are for payments of less than $50. We are aware of other telephone companies that follow this process. We continue to monitor the responses, if any, we receive from the tax authorities regarding late filings and we do not intend to remit such taxes on a timely manner in the future, unless we determine that it would be more cost-effective to us to do so.


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